

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Dirkson Charles
Chief Executive Officer
Loar Holdings Inc.
20 New King Street
White Plains, NY 10604

>   **Re: Loar Holdings Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted January 19, 2024**
>   **CIK No. 0002000178**

Dear Dirkson Charles:

    We have reviewed your amended draft registration statement and have the following comment(s).

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 19, 2024

Exclusive Forum, page 88

1.   Disclosure on page 40 indicates the federal district courts of the United States of America will be the exclusive forum for actions arising under the Securities Act and the Exchange Act. Disclosure on page 89 indicates the federal district courts of the United States of America will be the exclusive forum for actions arising under the Securities Act. Please reconcile.

Notes to Consolidated Financial Statements
9. Environmental Costs, page F-17

2.   We note your response to prior comment 17. Please revise your disclosure accordingly.

      Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Aslam A. Rawoof